Exhibit 99.5

012 SMILE TELECOM LTD.
(An Israeli Corporation)
2010 ANNUAL REPORT

012 SMILE TELECOM LTD.
(An Israeli Corporation)
2010 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the Shareholders of

012 SMILE TELECOM LTD.

We have audited the consolidated statements of financial position of 012 Smile Telecom Ltd. (the “Company”)  as of December 31, 2010 and 2009, the related consolidated Statement of changes in equity (capital deficiency) for the years ended December 31, 2010 and 2009 and the consolidated statements of loss, comprehensive loss, and cash flows for the year ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and changes in equity (capital deficiency) for the years ended December 31, 2010 and 2009, and the results of its operations and its cash flows for the year ended December 31, 2010, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Tel-Aviv, Israel	Kesselman & Kesselman
April 12, 2011	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

012 SMILE TELECOM LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

				Convenience
				translation
				into U.S dollars
		NIS	NIS	(Note 2a)
		December 31	December 31	December 31
		2009	2010	2010
	Note	In thousands	In thousands	In thousands
Current assets

Cash and cash equivalents		-	31,411	8,851
Trade receivables	6	-	234,027	65,942
Prepaid expenses and other receivables	7	1	16,425	4,628
Deferred expenses	11	-	34,696	9,776
Inventories	8	-	3,399	958
Income tax receivables	20	-	9,255	2,608

		1	329,213	92,763

Non-current assets

Trade receivables	6	-	5,380	1,516
Other receivables	7	-	24,286	6,843
Property and equipment, net	9	-	143,514	40,438
Intangible assets, net	10	-	624,778	176,044
Deferred expenses	11	-	290,830	81,947
Employee benefit assets, net	16	-	3,579	1,008
Deferred tax assets	20	-	10,350	2,916

		-	1,102,717	310,712

Total assets		1	1,431,930	403,475

The financial statements were authorized for issue by the board of directors on April 12, 2011.

Stella Handler	Doron Ilan	Yacov Gelbard
Chief Executive Officer	Chief Financial Officer	Chairman of the Board of
Directors

012 SMILE TELECOM LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

				Convenience
				translation
				into U.S dollars
		NIS	NIS	(Note 2a)
		December 31	December 31	December 31
		2009	2010	2010
	Note	In thousands	In thousands	In thousands
Current liabilities
Short-term bank loans and current
maturities of long term bank loans	14	-	181,062	51,018
Trade payables		-	204,851	57,721
Accrued interest with respect of
shareholders loan	15	-	37,438	10,549
Other payables	12	-	31,355	8,835
Deferred revenue		-	5,153	1,452
Provisions	13	-	2,794	787

		-	462,653	130,362

Non-current liabilities
Long term bank loans, net of current
maturities	14	-	595,954	167,922
Shareholders loan	15	-	409,125	115,279

		-	1,005,079	283,201

Total liabilities		-	1,467,732	413,563

Equity
Share capital - ordinary shares of NIS 1 par value: Authorized – December 31, 2010 and 2009 – 1,000,000 shares; issued and outstanding – December 31, 2010 and 2009 - 1,000		1	1	*
Accumulated deficit		-	(35,803)	(10,088)

Total capital deficiency		1	(35,802)	(10,088)

Total liabilities and equity		1	1,431,930	403,475

*   Representing an amount less than $1 thousand.

The accompanying notes are an integral part of the financial statements.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENT OF LOSS

			Convenience
			translation
			into U.S dollars
		NIS	(Note 2a)
		Year ended December 31*
		2010	2010
	Note	In thousands
Revenues		1,113,005	313,611

Cost of revenues	18	806,269	227,182

Gross profit		306,736	86,429

Selling and marketing expenses	18	174,249	49,098

General and administrative expenses	18	76,192	21,469

Operating profit		56,295	15,862

Finance income	19	5,350	1,507

Finance expenses	19	103,684	29,214

Finance costs, net		98,334	27,707

Loss before income tax		(42,039)	(11,845)

Income tax benefit	20	7,755	2,185

Loss for the year		(34,284)	(9,660)

*   The Company was established in November 2009, and commenced its operations on January 31, 2010.
      See also Note 1.

The accompanying notes are an integral part of the financial statements.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

			Convenience
			translation
			into U.S dollars
		NIS	(Note 2a)
		Year ended December 31*
		2010	2010
	Note	In thousands
Loss for the year		(34,284)	(9,660)

Other comprehensive loss
Actuarial loss on defined benefit plan	16	(1,923)	(542)
Income taxes relating to actuarial loss on
defined benefit plan	20	404	114
Other comprehensive loss for the year,
net of income taxes		(1,519)	(428)

Total comprehensive loss for the year		(35,803)	(10,088)

*   The Company was established in November 2009, and commenced its operations on January 31, 2010.
      See also Note 1.

The accompanying notes are an integral part of the financial statements.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

	Share capital
	Number		Accumulated
	of shares	Amount	deficit	Total
		In thousands
CHANGES DURING 2009
Issue of share capital	1,000	1	-	1
BALANCE AT DECEMBER 31, 2009	1,000	1	-	1

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010
Total comprehensive loss for the year	-	-	(35,803)	(35,802)
BALANCE AT DECEMBER 31, 2010	1,000	1	(35,803)	(35,802)

Convenience translation into U. S. dollars (note 2a):
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010
Total comprehensive loss for the year		-	(10,088)	(10,088)
BALANCE AT DECEMBER 31, 2010		*	(10,088)	(10,088)

* Representing an amount less than $1 thousand.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

012 SMILE TELECOM LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENT OF CASH FLOWS

			Convenience
			translation
			into U.S dollars
		NIS	(Note 2a)
		Year ended December 31*
		2010	2010
	Note	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		166,909	47,031
Income tax paid	20	(9,255)	(2,608)
Net cash provided by operating activities		157,654	44,423

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	9	(33,510)	(9,442)
Increase in intangible assets	10	(50,290)	(14,170)
Acquisition of business, net of cash acquired	1	(1,188,336)	(334,837)
Repayments of other receivables		7,081	1,995
Interest received	19	5,191	1,463
Net cash used in investing activities		(1,259,864)	(354,991)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term bank loans received	14	688,000	193,857
Loan from shareholders		400,000	112,708
Interest paid	19	(26,033)	(7,335)
Short term bank loans received	14	108,004	30,432
Repayment of long term bank loans	14	(35,952)	(10,130)
Net cash provided by financing activities		1,134,019	319,532

INCREASE IN CASH AND CASH EQUIVALENTS		31,809	8,964
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		-	-
Effect of exchange rate fluctuation on cash and cash equivalents		(398)	(113)
CASH AND CASH EQUIVALENTS AT END OF YEAR		31,411	8,851

Supplementary information:
At December 31, 2010, trade payables included NIS 11,281 thousands ($3,179), in respect of acquisition of property and equipment

  *   The Company was established in November 2009, and commenced its operations on January 31, 2010.
       See also note 1.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

012 SMILE TELECOM LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENT OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information

			Convenience
			translation
			into U.S dollars
		NIS	(Note 2a)
		Year ended December 31
		2010	2010
	Note	In thousands
Cash generated from operations:
Loss for the year		(34,284)	(9,660)

Adjustments for:
Depreciation and amortization	9,10	144,510	40,719
Change in employee benefits assets, net	16	(2,293)	(646)
Finance costs, net	19	72,169	20,335
Interest paid	19	26,033	7,335
Interest received	19	(5,191)	(1,463)

Deferred income taxes	20	(7,755)	(2,185)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable
Trade	6	(9,896)	(2,788)
Prepaid expenses and other receivables	7	5,040	1,420
Increase (decrease) in accounts payable
Trade		(21,612)	(6,090)
Other payables	12	2,622	739
Increase in deferred expenses – Adaptors, net	11	(4,154)	(1,170)
Increase in deferred expenses – Right of use, net	11	(26,206)	(7,385)
Amortization of deferred expenses - Right of use	11	29,395	8,283
Provisions	13	(1,666)	(469)
Deferred revenue		435	123
Increase in inventories		(238)	(67)
Cash generated from operations:		166,909	47,031

  *   The Company was established in November 2009, and commenced its operations on January 31, 2010.
       See also note 1.

The accompanying notes are an integral part of the financial statements.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 1 - GENERAL

a.
012 SMILE TELECOM LTD., together with its subsidiary, ("the Company", "012 Smile") is a leading Israeli provider of telecommunications services. The address of the Company's Principal Executive Offices is 25 Hasivim Street, Petach-Tikva, Israel.  The Company was established in November 2009, and commenced its operations on January 31, 2010.

Until March 3, 2011 the company was controlled by Merhav-Ampal Energy LTD. (MAE- the parent company) a wholly owned subsidiary of Ampal American Israel corporation (“Ampal”). (See also note 1.d.)

b.(1)
On January 31, 2010 ("the Closing Date"), the Company, closed the transaction to purchase the business of B-Communications Ltd. (formerly 012 Smile Communications Ltd.) (“B-Com”), dated November 16, 2009, as amended on January 26, 2010 ("B-Com Acquisition") for 1.2 billion New Israeli Shekels ("NIS"), or approximately $322 million. The Company, acquired substantially all the assets and liabilities of B-Com, including all of its customer and supplier agreements, management, employees, infrastructure, equipment and other assets, its wholly owned subsidiary, but excluding (i) certain retained cash and other customary excluded assets, (ii) the rights and obligations of B-Com related to the acquisition of Bezeq – The Israeli Telecommunications Corporation Ltd. and (iii) certain indebtedness and other liabilities.  Prior to closing of the acquisition, the Company received all required licenses for the conduct continuing of the business from the Israeli Ministry of Communications ("Ministry of Communications").

As a result of the B-Com acquisition, the Company has become a leading provider of communication services in Israel, offering a wide range of broadband and traditional voice services. 012 Smile's broadband services include broadband Internet access (“ISP”) with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband (VOB) and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. The Company services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows the Company to provide services to almost all of the homes and businesses in Israel.

The Company financed the B-Com acquisition with a combination of (i) proceeds of a new Credit Facility, dated January 31, 2010, between the Company, and two leading commercial banks in Israel (the "Bank Lenders"), for NIS 800 million, and (ii) a Shareholder’s Loan Agreement, dated January 31, 2010, between the Company and MAE  for NIS 400 million. AMPAL guaranteed the obligations of the Company under the Credit Facility.

The net purchase price was NIS 1,188 million, consisting of NIS 1,200 million paid in cash at closing and reduced by the NIS 12 million of cash that was transferred from B-Com to the Company on the Closing Date, representing the cash generated during the period from January 1, 2010 through the closing date.

The purchase price was allocated to the tangible assets and intangible assets acquired and liabilities and contingent liabilities assumed based on their estimated fair values on the acquisition date, with the remaining unallocated purchase price recorded as goodwill. The fair value assigned to identifiable intangible assets acquired has been determined primarily by using the income approach and a variation of the income approach known as the profit allocation method, which discounts expected future cash flows to present value using estimates and assumptions determined by management. Since the B-Com acquisition is classified for tax purpose as an assets purchase, the total amount of goodwill and identifiable intangible assets acquired that is expected to be deductible for tax purpose is approximately NIS 620 million.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 1 – GENERAL (continued)

b.(1)	(Continued)

The fair value of the trade receivable purchased is NIS 229,511 thousand. The gross contractual amounts of the trade receivable is NIS 250,879 thousand. The best estimate at the acquisition date of the trade receivable contractual cash flows not expected to be collected is NIS 21,368 thousand.

Purchased identifiable intangible assets are amortized on a straight-line basis over their respective useful lives. The allocation of the purchase price is summarized in the table below:

NIS
January 31
2010
In thousands
Trade receivable	229,511
Prepaid expenses and other receivables	58,424
Trade payables	(215,182)
Other payables and provisions	(32,099)
Property and equipment	143,363
Deferred expenses	324,561
Subscriber acquisition costs	19,048
Other intangible assets	34,902
Other	5,400
Backlog	38,685
Trade name	77,575
Customers relationship	277,880
Goodwill	226,268
1,188,336

Customer’s relationship - The Customers relationship was valued using a variation of the income approach. Under this approach, the Company estimated the present value of expected future cash flows resulting from the existing customer relationships, considering attrition and charges for contributory assets utilized in the business. The customer relationships are amortized, over a period of nine years and the expenses are included under Selling and marketing expenses.

Trade name - The Trade name was valued using a “relief from royalty” method, an approach under which fair value is estimated to be the present value of royalties saved. The Trade name is amortized on a straight-line basis, over 13 years and the expenses are included under Selling and marketing expenses.

Backlog- the Backlog was valued using the Income approach. Under this approach the company estimated the present value of expected future cash flow resulting from the signed orders or contracts with its existing customers. The backlog was amortized over the current year and the expenses are included under the selling and marketing expenses.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 1 – GENERAL (continued)

b.(1)	(Continued)

Subscriber acquisition costs – see Note 2g(3).

Other intangible assets – consists mainly from computer software. These assets are amortized over their expected useful lives, and the amortization expenses are included in the cost of revenue.

Deferred expenses – The Deferred expenses are comprised of Right to use ROU of international fiber optic cables and VOB adaptors. Since this service contract of the ROU is at market conditions no value (other than its book value) was assigned.

b.(2)
The Company commenced its operation on January 31, 2010 immediately after the acquisition of the business of B-Com. Pro-forma information for the full year is not provided in this financial statement since it is impracticable to obtain any financial data for the period prior to the acquisition date.

c.	Licenses:

The Company has been granted various licenses from the Ministry of Communications for the provision of communication services:

License for international telecommunication services (General License ) : The license is valid until December 2030, with possible extensions for one or more successive periods of ten years.

License for VoB and DFL license (General Specific License) : In December 2005, 012 Telecom Ltd. which is a wholly-owned subsidiary of the company was granted a license for the provision of stationary domestic telecommunication services. The license was granted for a period of 20 years. At the end of the license period, the Minister of Communications may extend the license for one or more successive periods of ten years. During 2006, 012 Telecom Ltd. commenced providing domestic telecommunication services under the terms of the license, which on January 31, 2007, was amended to also include provision of domestic telecommunication services using voice over broadband (“VoB”) technology.

ISP license (Specific license) : The license permits the Company to supply internet access and Wi-Fi services and is valid until December 2014. The licenses may be extended for varies period.

Endpoint Network Services license: The license permits the company to supply, install, operate and maintain all types of endpoint network equipment, including central switchboards, telephone cables, connection closets, etc. The license is valid until December 2014 and maybe extended for varies period.

d.
On October 13, 2010, MAE has signed a share purchase agreement to sell its entire holding in the Company to Partner Communications Company Ltd. ("Partner" - which its ultimate holding company is Sony Electronics Ltd., an Israeli corporation).  see also note 20.

e.
Although the company was established in 2009,  the consolidated financial statement of the Company does not include a statement of loss, statement of comprehensive loss and a statement of cash flow for the year ended December 31, 2009 since the Company did not commenced its operation in that year.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

The consolidated financial statements of the Company as of December 31, 2010 ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Basis of measurement:

The financial statements have been prepared on the basis of historical cost convention except for employee benefit assets, net, which is valued based on the fair value of the plan assets less the present value of the defined benefit obligation, see note 13.

Convenience translation into U.S. Dollars (USD or $):

The New Israeli Shekels (“NIS”)figures at December 31, 2010 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2010 (USD 1 = NIS 3.549). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

b.	Foreign currency translations

(1) Functional and presentation currency

Items included in the financial statements are measured and presented using the currency of the primary economic environment in which the Company and its subsidiaries operate (the "functional currency"), which is the NIS. The amounts presented at NIS thousands are rounded to the nearest NIS thousand.

(2) Transactions and balances

Balances in or linked to, foreign currency are stated on the basis of the exchange rates prevailing at the end of the reporting year. Foreign currency transactions included in the statements of income are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

c.	Principles of consolidation

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries.

2)	Intercompany balances and transactions between the Company and its subsidiaries have been eliminated.

List of subsidiaries:
012 Telecom Ltd.
012 Global, Inc.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Property and equipment

Property and equipment items are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of direct labor and any other costs directly attributable to bringing the assets to a working condition for their intended use. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When major parts of a property and equipment item (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property and equipment.

e.	Depreciation

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, are as follows:

%
Communication network	15-33
Computers	20-33
Furniture and office equipment	7-15
Leasehold improvements	shorter of the lease term or the useful lives of the leased assets

The assets' useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

f.	Inventories

Inventories of telephones, VOB adaptors ("Adaptors"), communication equipment, spare parts, routers, servers and related equipment are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings. The Company reviewed the year-end inventory value and asset impairment has not been recognized.

g.	Intangible assets

(1)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software. These costs are amortized over their estimated useful lives (5 to 7 years) using the straight-line method.

Costs associated with maintaining computer software are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met: (a) it is technically feasible to complete the software product so that it will be available for use; (b) management intends to complete the software product and use it; (c) there is an ability to use the software product; (d) it can be demonstrated how the software product will generate probable future economic benefits;

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Intangible assets (continued)

(1)	Computer software (continued)

(e) Adequate technical, financial and other resources to complete the development and to use the software product are available; and (f) the expenditure attributable to the software product during its development can be reliably measured. Costs that are directly associated with the developing softwares controlled by the Company are recognized as intangible assets and amortized over their estimated useful lives. Direct costs include costs of software development employees.

(2)	Goodwill

Goodwill arises upon the acquisition of the business of B-Com (see also Note 1).

Goodwill is measured at cost less accumulated impairment losses.

The Company tests the recoverable amount of goodwill at least annually or whenever events or changes in circumstances occur whether goodwill has suffered any impairment.

There was no impairment of goodwill during the year.

(3)	Subscriber Acquisition Costs (SAC):

Costs to acquire ISP and VOB subscribers, pursuant to a contract with a commitment period are capitalized if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Company; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses. Capitalized subscriber acquisition costs are amortized over their expected useful life which is not longer than their minimum enforceable period, which is generally a period of 18-36 months, using the straight-line method amortization. The amortization expenses are included in the cost of revenues expenses.

(4)	Licenses:

The licenses to operate international telephony services and local telephony services (see also note 17.c.1.) are recognized at fair value, and are amortized using the straight line method over their remaining contractual period – (the expiration dates are 2025-2030).

The amortization expenses are included in the cost of revenues expenses.

The amortization periods exclude any possible future extensions.

(5)	Other intangible assets

Other intangible assets arises upon the acquisition of the business of B-Com (see also note 1), comprise mainly of customer relationships, trade name and backlog.

These assets were recognised at fair value at the acquisition date and have a finite useful life. Those assets are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives of 1 to 13 years.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

h.	Right of use (ROU) of international fiber optic cables

Right of use (ROU) of international fiber optic cables are presented as deferred expenses and are amortized on a straight line basis over the relevant term of the service contract (see note 11).

i.	Impairment of non-financial assets

Asset that has an indefinite useful life – goodwill, is not subject to amortization and is tested at least annually for impairment.

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped to at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

j.	Financial instruments

The Company classifies its financial instruments in the following categories: (1) loans and receivables, and (2) liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired or assumed. Management determines the classification of its financial instruments at initial recognition.

1	Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for arrangements longer than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss. The Company's loans and receivables comprise "trade receivables" and "other receivables" and "cash and cash equivalents" in the statement of financial position.

Ordinary purchases and sales of financial assets are carried at the settlement date, the date on which the asset is delivered to or by the Company.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The asset's carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j.	Financial instruments (continued)

2.	Financial liabilities and borrowings at amortized cost:

Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment. They are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method. The Company's financial liabilities and loans at amortized cost category include loans from banks and loans from shareholders, credit facilities and accounts payables, in the statement of financial position.

k.	Cash and Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

l.	Trade Receivables

Trade receivables are recognized initially at fair value. An allowance for doubtful debt is established when there is objective evidence that the Company will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that trade receivable may be impaired. The amount of the allowance for doubtful debt is determined as a percentage of specific debts doubtful of collection, and taking into consideration the likelihood of recoverability of accounts receivable based on the age of the balances, the Company's historical write-off experience net of recoveries, changes in the credit worthiness of the Company's customers, and collection trends. The trade receivables are periodically reviewed for impairment.

Trade receivables are classified as current assets if payment is due within one year or less.

m.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. Trade payables are recognized initially at fair value, and subsequently measured at amortized cost.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Employee benefits

(i)	Post employment benefits:

1.	Defined contribution plan

According to the Israeli Severance Pay Law some of the Company's liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Company pays fixed contributions into a separate and independent entity. The Company has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position.

Obligations for contributions to defined contribution pension plans are recognized as an expense in statement of income when they are due.

2.	Defined benefit plan

Labor laws and agreements, and the practice of the Company, require paying retirement benefits to employees dismissed or retiring in certain other circumstances, measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Company to pay retirement benefits is treated as a defined benefit plan.

The defined benefit obligation is recognized in the statement of financial position at the present value of the defined benefit obligation at end of the reporting year less the fair values of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method.

The measuring of liability and plan assets are based on calculation made by an external actuarial expert.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) using interest rates of Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability, since the Company's management is in the opinion that Israel does not have a deep market for high-quality corporate bonds.

Actuarial gains and losses resulting from changes in actuarial valuation and differences between past assumptions and actual results are charged or credited to equity in other comprehensive income in the year in which they arise.

Interest costs in respect of the defined benefit plan obligation and the expected returns on the plan assets are charged or credited to finance costs - net.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Employee benefits (continued)

(ii)	Employment benefits:

1.	Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Company charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on undiscounted basis.

2.	Bonus plans

The Company recognizes a liability and an expense for bonuses based on a formula that takes into consideration individual performance and the Company's overall performance.

The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

o.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliable estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Company's assessment of risk is based both on the advice of legal counsel and on the Company's estimate of the probable settlements amount that are expected to be incurred, if any.

p.	Revenues

The Company's revenues are measured at fair value of the consideration received or receivable for the sale of services in the ordinary course of business. Revenue is presented net of value added tax, returns, rebates and discounts, and intercompany revenues. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the Company's activities as described herein.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Revenues (continued)

Revenues from services:

Revenue derived from usage of the Company’s networks, including business, residential and carrier long distance traffic, data and Internet traffic services and local traffic services, is recognized when the services are provided, the amount of revenue can be measured reliably and recovery of the consideration is probable.

For traditional voice services and local telephony services, revenue is earned based on the number of minutes of a call and is recorded upon completion of a call. Revenue for a year is calculated based on information received through the Company’s network switches. Revenue on prepaid calling cards are recognized upon customers usage of the cards, or expiration.

For broadband and data services, revenue is earned on a fixed monthly fee basis for the provision of services. Broadband and data services include monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web and server hosting. These fees are recognized as services are provided. The Company records payments received in advance for services and services to be provided under contractual agreements, such as internet broadband, as deferred income until such related services are provided.

The Company also offers value-added services including web faxing services, anti-spam and anti-virus protection. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Revenues from enhanced features and optional services are recognized when earned.

The direct expenses related to the service contract (i.e. the cost of the adaptors) are deferred and carried to statements of loss over the period of the related service contract (36 months).

Revenues from sales of equipment:

Revenues from sales of equipment include revenues from sale of communication equipment, telephones, spare parts, routers and servers and related equipment. Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Revenues (continued)

In revenue arrangements including more than one deliverable, the arrangement consideration is allocated to each deliverable based on the fair value of the individual element. The Company determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a standalone basis.

r.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lesser are classified as operating leases. Payments made under operating leases (net of any incentives received from lesser) are charged to income statements on a straight-line basis over the lease term, including extending options which are reasonably certain.

s.	Advertising expenses

Advertising expenses are charged to the statement of loss as incurred. Advertising expenses for the year ended December 31, 2010 totaled approx. NIS 16 million.

t.	Tax expenses

The tax expense for the year comprises of deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. In this case, the tax is also recognized in other comprehensive loss or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting year. The Company recognized deferred tax, using the liability method, on temporary differences arising between the carrying amounts in the consolidated financial statements of assets and liabilities and their tax bases.

Deferred income tax is determined using the tax rates that have been enacted or substantially enacted by the end of the reporting year and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 20.

Deferred income tax is not provided on temporary differences arising on investments in subsidiaries, because the timing of the reversal of the temporary difference is controlled by the Company and it is not probable that the temporary difference will reverse in the foreseeable future.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Tax expenses (continued)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

NOTE 3 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following are new standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2010.

a.
IFRS 9, Financial instruments, issued in November 2009. This standard is the first step in the process to replace IAS 39, Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the Company’s accounting for its financial assets. The second part was published in October 2010, the IASB added to IFRS 9 requirements related to the classification and measurement of financial liabilities. Also in October 2010, the requirements in IAS 39 related to the derecognition of financial assets and financial liabilities were carried forward unchanged to IFRS 9.  The standard is not applicable until January 1, 2013 but is available for early adoption. The standard was not early adopted.

b.
In May 2010 the IASB issued Improvements to IFRSs that includes amendments to existing IFRSs, most of them are effective for annual periods beginning on or after January 2011 The standards were not early adopted.

c.
In October 2010, an amendment to IFRS 7 Financial instruments: Disclosures was published. The amendment broadens the disclosures requirement regarding financial assets that were transferred to other parties (hereinafter - the amendment to IFRS 7), and will be effective for reporting periods commencing on July 1, 2011 or beyond. An amendment to IFRS 9 Financial instruments (hereinafter - the amendment to IFRS 9) was also published and will be effective for reporting periods commencing on January 1,, 2013 or beyond.  The company chose not to early adopt the amendment to IFRS 7 and to IFRS 9.

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldomly equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.	Critical accounting estimates and assumptions

Assets useful lives - The Company has substantial investments in assets (including intangible assets). These assets are depreciated on a straight line basis over their estimated economic useful lives. This estimation of economic useful lives is based on assumptions of future changes in technology or changes in the Company's intended use of these assets. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Subscriber Acquisition Costs - Costs to acquire telecommunication subscribers, pursuant to a contract with a commitment period are capitalized in accordance with the policy described in note 2 (g) (3). The Company made an estimate of the expected useful life of the acquisition costs, which is not longer than their minimum enforceable period, which is generally a period of 18-36 months. This estimate is reviewed, and adjusted if appropriate, at the end of each reporting period.

Impairment of Goodwill - The Company tests annually whether goodwill has suffered any impairment. The Company did not record any provision for impairment of goodwill.

Impairment of assets (including intangible assets) - the Company examines on every reporting date whether there have been any events or changes in circumstances which would indicate impairment of one or more non-monetary assets. When there are indications of impairment, it examines whether the carrying amount of the investment can be recovered from the discounted cash flows anticipated to be derived from the asset, and if necessary, it records an impairment provision up to the amount of the recoverable value. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The estimates regarding cash-flows are based on past experience with respect to this asset or similar assets, and on the best possible assessments of the Company regarding the economic conditions that will exist during the remaining useful life of the asset. Changes in these estimates may result in material changes to the carrying amounts of the assets and to the results of operations.

Employee benefits - The present value of employee post retirement benefits depends on several factors that are determined on an actuarial basis using assumptions. The assumptions used in determining the net expense (income) in respect of such benefits include the long-term yield rate of the plan assets, the rate of future salary rises and the discount rate. Any change in these assumptions affects the carrying amount of the liability for employee benefits.

b.	Critical judgments in applying the Company's accounting policies

Provisions for legal claims:

The Company exercises judgment in measuring and recognizing provisions and the exposure pending litigation or other outstanding claims including claims for class actions. Judgment is necessary in the assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Provisions are recorded for liabilities when a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the  Originally estimated provision. These judgments are subject to change as new information becomes available, primarily with the support of internal specialists, or with the support of outside consultants such as legal counsel.

Revisions to the estimates of these losses may affect future operating results.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 5 – FINANCIAL RISK MANAGEMENT

a.	Financial risk factors

The Company is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Company's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks.

1. Risk Management

Risk management is carried out by the treasury department under the company policies.

2. Market risk

Fair value and interest rate risk

The interest rate risk is resulting from noncurrent borrowings. The Company's borrowings bearing fixed interest rates cause fair value risk. The Company does not enter into interest risk hedging transactions.

Cash flow risk

The Company is exposed to fluctuations in the Israeli Consumer Price index (CPI), as non-current borrowings that are linked to the CPI.

Furthermore, the Company's non-current borrowings bearing variable interest rate cause cash flow risks. The Company does not enter into interest risk hedging transactions.

Foreign exchange risk

The Company's operating income and cash flows are exposed to currency risk, mainly due trade receivables and trade payables denominated in foreign currencies. A currency risk also exist due to the commitment in respect of the purchase of ROU.

Price risk

The Company is not exposed to price risk since it does not hold investments in securities.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 5 – FINANCIAL RISK MANAGEMENT (continued)

Linkage of monetary balances:

The Company's exposure to foreign currency risk and CPI was based on the following financial instruments:
	December 31, 2010
	In or linked to foreign currencies (mainly USD)	NIS linked to CPI	NIS unlinked
	NIS in thousands
Current assets
Cash and cash equivalents	4,759	-	26,652
Trade receivables	38,221	-	195,806
Other receivable	11,226	-	312
Non- current assets
Trade receivables	-	-	5,380
Other receivables	24,286		-
Total assets	78,492	-	228,150

Current liabilities
Short term bank loans and current maturities of long term bank loans	-	73,058	108,004
Trade payables	83,915	-	120,936
Accrued interest with respect of shareholders loan	-	37,438	-
Other payables	-	5,110	22,671

Non- current liabilities
Long-term bank loans	-	595,954	-
Shareholders loan	-	409,125	-
Total liabilities	83,915	1,120,685	251,611

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 5 – FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2. Market risk (continued)

Sensitivity analysis

A change of the CPI as at December 31, 2010 would have increased (decreased) capital deficiency and loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Capital deficiency	Loss
		NIS in thousands

December 31, 2010
Increase in the CPI of	2.0%	(22,414)	(22,414)
Decrease in the CPI of	(2.0)%	22,414	22,414

A change of the USD exchange rate as at December 31, 2010 would have increased (decreased) capital deficiency and loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Capital deficiency	Loss
		NIS in thousands

December 31, 2010
Increase in the USD of	5.0%	(7,583)	(7,583)
Decrease in the USD of	(5.0)%	7,583	7,583

Data regarding the dollar exchange rate and the Israeli CPI:

Exchange
	rate of one	Israeli
	dollar	CPI*

At December 31, 2010	NIS 3.549	108.0 points
Increase (decrease) during the year	(6.0)%	2.7%

*	Based on the index for the month ending on the end of each reporting year, on the basis of 2008 average = 100 points.

3. Credit risk

Credit risk is the risk of financial loss to the Company if a customer fails to meet its contractual obligations, and arises principally from the Company's trade receivables, and also from cash and cash equivalents and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Company conducts credit evaluations on receivables in certain types over a certain amount. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 5 – FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

3. Credit risk (continued)

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting year was:

NIS
December 31
2010
In thousands
Cash and cash equivalents	31,411
Trade receivables including non-current amounts	239,407
Other receivables	35,824
306,642

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA- stable to ilAA+ stable.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing significant credit risk.

See also note 6 as to the assessment by aging of the trade receivables and related allowance for doubtful accounts.

4. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Company's reputation. The Company's policy is to ensure that it has sufficient cash and cash equivalents, and credit facilities to meet expected operational expenses and financial obligations.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 5 – FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

4. Liquidity risk (continued)

The following are the contractual maturities of financial liabilities, including estimated interest payments:

The amounts disclosed in the table are the contractual undiscounted cash flows.

December 31, 2010	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	NIS in thousands
Shareholders loan	61,201	78,964	75,014	138,339	342,011	695,529
Bank loans	212,362	98,203	94,039	178,907	327,692	911,203
Trade payables	204,851					204,851
Other payables	21,968					21,968
	500,382	177,167	169,053	317,246	669,703	1,833,551

b.	Capital risk management

See note 14 regarding financial covenants in respect of credit facilities.

c.	Fair values of financial instruments

The Company adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 5 – FINANCIAL RISK MANAGEMENT (continued)

c.	Fair values of financial instruments (continued)

As detailed in note 2(j) the financial instruments are categorized as following:

* Loans and Receivables (L&R)

* Amortized Cost (AC)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		December 31, 2010
	Category	Carrying amount	Fair value	Interest rate used
		NIS In thousands
Assets
Cash and cash equivalents	L&R	31,411	31,411
Trade receivables (*)	L&R	239,407	239,407
Other receivables	L&R	35,824	35,458	2.1%
Liabilities
Trade payables and other (*)	AC	226,819	226,819
Shareholders loan bearing fixed interest- linked to the CPI(**)	AC	446,563	461,753	9.3%
Bank loans bearing fixed interest - linked to the CPI(**)	AC	674,825	690,547	3.8%
Bank loans bearing variable interest	AC	108,004	108,004

(*)	The fair value of these current financial instrument does not differ significantly from its carrying amount, as the impact of discounting is not significant.

(**)	Including accrued interest.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 6 – TRADE RECEIVABLES

Composition:

NIS
December 31
2010
In thousands
Trade (current and non-current)	239,999
Allowance for doubtful accounts	(592)
239,407

Current	234,027
Non – current	5,380
239,407

Allowance for doubtful accounts:

The change in the allowance for the year ended December 31, 2010 is as follows:

NIS
December 31
2010
In thousands
Balance at January 31, 2010	-
Change during the year	592
Balance at end of year	592

Doubtful accounts expenses are recorded in the statement of income under General and Administrative expenses.

See note 5(a) (3) regarding trade receivables credit risk.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 7 – PREPAID EXPENSES AND OTHER RECEIVABLES

NIS
December 31
2010
In thousands

Receivables from B-Com(*)	35,512
Prepaid expenses	4,887
Other receivables	312
40,711

Current	16,425
Non – current	24,286
40,711

(*)
As a part of the B-Com acquisition, the seller (B-Communications Ltd.) undertook to pay to the Company an amount of $12.6 million (approximately NIS 45 million) in 48 monthly installments (payable from June 1, 2010).

According to the share purchase agreement between MAE and Partner (see Note 22), the remaining balance of the above mentioned receivable as of the agreement date - (October 13, 2010) will be assigned from the Company to MAE upon the closing of the acquisition.

NOTE 8 – INVENTORY

NIS
December 31
2010
In thousands
Telephones , adaptors and other accessories	798
Routers, servers and related equipment	2,601
3,399

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 9 – PROPERTY AND EQUIPMENT

	Communication network	Computers*	Furniture and office equipment	Leasehold improvements	Total
	NIS In thousands
Cost

Balance at January 31, 2010	-	-	-	-	-
Acquisition of assets from B-Com	83,478	27,642	7,542	24,701	143,363
Additions	33,611	7,245	845	3,090	44,791
Balance at December 31, 2010	117,089	34,887	8,387	27,791	188,154

Accumulated Depreciation

Balance at January 31, 2010	-	-	-	-	-
Depreciation for the year	31,544	7,432	1,841	3,823	44,640
Balance at December 31, 2010	31,544	7,432	1,841	3,823	44,640

Carrying amounts, net
At December 31, 2010	85,545	27,455	6,546	23,968	143,514

Depreciation expenses are included in the statement of loss in cost of revenues in the amount NIS 38,976 thousand, selling and marketing expenses in the amount NIS 1,693 thousand, and general and administrative expenses in the amount NIS 3,971 thousand for the year ended December 31, 2010.

*Additions including capitalization of salary expenses of NIS 3,305 thousand.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 10 –INTANGIBLE ASSETS

	Goodwill	Trade name	Customer relationship	Backlog	Licenses	Subscriber acquisition costs	Computer software*	Total
	NIS In thousands
Cost

Balance at January 31, 2010	-	-	-	-	-	-	-	-
Acquisition of business
of B-Com	226,268	77,575	277,880	38,685	2,607	19,048	32,295	674,358
Additions	-	-	-	-	583	32,770	16,937	50,290
Balance at December 31, 2010	226,268	77,575	277,880	38,685	3,190	51,818	49,232	724,648

Accumulated amortization

Balance at January 31, 2010	-	-	-	-	-	-	-	-
Amortization for the year	-	5,468	28,304	38,685	296	16,496	10,621	99,870
Balance at December 31, 2010	-	5,468	28,304	38,685	296	16,496	10,621	99,870
Carrying amounts, net
At December 31, 2010	226,268	72,107	249,576	-	2,894	35,322	38,611	624,778

Amortization expenses are included in the statement of loss in cost of revenues in the amount of NIS 27,413 thousand and selling and marketing expenses in the amount of NIS 72,457 thousand for the year ended December 31, 2010.

*Additions including capitalization of salary expenses of NIS 8,632 thousand.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 11 – DEFERRED EXPENSES

Deferred expenses are comprised of ROU and Adaptors sold under service contracts as follows:

1.	ROU (*)

NIS In thousands
Cost

Balance at January 31, 2010	-
Acquisition of business of B-Com	316,345
Additional payments during the year	26,206
Balance at December 31, 2010	342,551

Accumulated amortization

Balance at January 31, 2010	-
Amortization for the year**	29,395

Balance at December 31, 2010	29,395

Carrying amounts, net
At December 31, 2010	313,156

2.	Adaptors sold

Adaptors NIS In thousands
Cost

Balance at January 31, 2010	-
Acquisition of business of B-Com	8,216
Additions	8,412
Balance at December 31, 2010	16,628

Amounts carried to statements of loss during the year**	4,258
Balance at December 31, 2010	4,258

Carrying amounts, net
At December 31, 2010	12,370

Total deferred expenses presented as follows:
Among current assets	34,696
Among non-current assets	290,830
325,526

*See also Note 17C.2

** The amounts are classified in the statement of loss in cost of revenues.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 12 – OTHER PAYABLES

NIS
December 31
2010
In thousands
Employees and employee institutions	10,034
Liability for vacation and recreation pay	11,934
Government institutions	3,574
Accrued interest	5,813
31,355

NOTE 13 – PROVISIONS

Legal claims*
NIS
In thousands
Balance as at January 1, 2010	-
Acquisition of business of B-Com – at fair value	4,460
Additions during the year	667
Reductions during the year	2,333
Balance as at December 31, 2010	2,794
Non-current	-
Current	2,794

*see also note 17.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 14 – BANK LOANS

A.
The Company signed an agreement with two commercial banks in Israel (the "Agreement"), loans and credit facility. One bank's participation is 80% and the other is 20%, pro-rata (the "Participation Ratios") in all of the following:

a.
Loan A received on January 31, 2010 in a principal amount of NIS 500 million. The loan is linked (principal and interest) to the CPI. The principal amount is payable in 14 equal semi-annual installments starting July 31, 2010 and until January 31, 2017, and bears interest at an annual rate of 4.2%. The interest is payable every three months.

b.
Loan B received on January 31, 2010 in a principal amount of NIS 200 million. The loan is linked (principal and interest) to the CPI. The principal amount is payable in one payment on January 31, 2017, and bears interest at an annual rate of 5.1%. The interest is payable every three months.

c.
Credit Facility received on January 31, 2010 for a period of 42 months, allowing the Company to draw short-term loans of up to an amount of NIS 100 million, for periods of 3, 6, or 12 months. The loans bear variable interest in a wholesale interest rate plus a margin of an annual rate of 2%.The banks are committed to provide this credit line. For any un-used portion of the credit facility, 012 Smile will pay a credit commission of 1.5% per annum. As of December 31, 2010 all the credit facility was used.

The Company may, at its discretion, prepay the loans, in whole or in part, in this order: Credit Facility first, then Loan B, then Loan A, provided that the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount based on the differences between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the payment day. Any prepayment shall retain the Participation Ratio between the banks.

Financial covenants:

Loans A, B and the credit facility, have quarterly financial covenants. As of December 31, 2010, the covenants are:

(1)	The Earnings Before Interest costs, Tax, Depreciation and Amortization expenses ("EBITDA") shall not be less than NIS 210 million; and

(2)	The ratio of Free Cash Flow (“FCF”) to debt repayment expected in the next 12 months shall not be less than 1.25; and

(3)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 3.65.

The covenants are measured every quarter on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

EBITDA is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting,  any provisions for tax expenses, (c) and amortization and depreciation expenses, and (d) any finance costs net.

FCF represents the cash that a company is able to generate after expenditures required to maintain or expand assets.

The Company was in compliance with all covenants for year 2010.

See note 5 regarding the Company's exposure to market risks and liquidity risk.

According to the Agreement, the Company provided the banks with a pledge of all of its assets to secure the loans undertaken.

MAE has undertaken to guarantee the above loans and credit facilities of the Company to the banks, according to their share, in an amount of up to approximately NIS 800 million. According to Agreement with Partner (see note 22) the guarantee to these loans was assigned to Partner , and the Company is no longer obligated to the abovementioned covenants.

One of the abovementioned commercial banks has also provided the Company with another credit facility in an amount of up to NIS 30 million for the regular current operations. This credit facility has variable interest rate and is not linked to the CPI. As of December 31, 2010, the interest rate is 4.1%.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 14 – BANK LOANS (continued)

As of December 31, 2010 a credit of NIS 8 million is borrowed on of this credit facility.

B.
The loan agreements described above, require the Company to pay a fee of NIS 12 million. This fee was paid in March 2010, and amortized over the loan credit period - 7 years. The amortized balance of the asset is offset from the balance of Long-term bank loans.

NOTE 15 – SHAREHOLDERS' LOAN

Upon the Acquisition of the business of B-Com the Company signed a shareholders loan agreement with its parent company Merhav Ampal Energy LTD.

According to the agreement, the Company has received a loan of NIS 400 million.

The loan is linked (principal and interest) to the CPI. The principal amount is payable in 20 semi-annual installment starting January 31, 2012, and bears interest at an annual rate of 10%. The interest is payable every six months starting January 31, 2011 (see also note 22).

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2 (n).

1.	Defined contribution plan:

Some of the company’s obligation for severance pay to its employees is in regulated by the Israeli Severance Compensation Act and is covered mainly by monthly contributions to trusts and foundations, this liability is treated as a defined contribution plan. The Company had contributed NIS 1.3 million for the year 2010.

2.	Defined benefit plan:

Most of the Company's obligation for severance pay to its employees is based upon length of service and the latest monthly salary (one monthly salary for each year worked).

This liability is treated as a defined benefit plan for which the Company has plan assets held in trusts and foundations. The liability is presented net of the plan assets in the statement of financial position under the "Employee benefit assets, net".

The amounts recognized in the statement of financial position, in respect of the employee benefit assets, net are include the following:

NIS
December 31
2010
In thousands

Present value of funded obligations	(18,903)
Less: fair value of plan assets	22,482
Asset in the statement of financial position, net – presented as non-current asset	3,579

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

Defined benefit plan: (continued)

Changes during the year in the obligation recognized in the statement of financial position for post-employment defined benefit plans were as follows:

NIS
In thousands
Balance at January 1, 2010	-
B-Com acquisition	16,831
Current service cost	2,518
Interest cost	799
Actuarial losses	3,230
Benefits paid	(4,475)
Balance at December 31,2010	18,903

The change during the year in the fair value of the plan assets is as follows:

NIS
In thousands
Balance at January 1, 2010	-
B-Com acquisition	20,040
Expected return on plan assets	640
Actuarial gains	1,307
Employer contributions	3,479
Benefits paid	(2,984)
Balance at December 31, 2010	22,482

The Company expects to contribute NIS 4 million in respect of liability for severance pay under a defined benefit plan in 2011.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

Defined benefit plan: (continued)

The amounts recognized in the income statement are as follows:

NIS
Year ended
December 31 2010
In thousands
Current service cost	2,518
Interest cost	799
Expected return on plan assets	(640)
Total expenses recognized in the loss statement	2,677
Charged to the statement of loss as follows:
Cost of revenues	982
Selling and marketing expenses	1,133
General and administrative expenses	403
Finance costs, net	159
2,677
Actuarial losses recognized in the statement of comprehensive loss, before tax	1,923
Actual return on plan assets	1,947

* The Company was established in November 2009, but commenced its operations on January 31,2010.

The principal actuarial assumptions used were as follows:

December 31
2010
%
Interest rate	4.65%
Inflation rate	2.88%
Expected return on plan assets	3.47%
Expected turnover rate	5%-35%
Future salary increases	2% - 4%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES

A.	Lawsuits and litigations:

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amounts of the provisions recorded are based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk. The Company's assessment of risk is based both on the advice of legal counsel and on the Company's estimate of the probable settlement amount that is expected to be incurred, if such a settlement will be agreed by both parties.

1
On January 2, 2005, a legal claim was made against the company and three other companies regarding alleged infringement of Israeli Patent No. 76993 of November 10, 1985, unjust enrichment, breach of statutory duties and conversion (the “2005 Claim”).

The plaintiffs’ demands include payment of amounts of income generated from exploitation of the patent, payment of reasonable royalties for exploitation of the patent, punitive damages, litigation costs and attorneys’ fees, and payment of linkage differentials and interest from the date of creation of the debt until the date of actual payment. The 2005 Claim states that the monetary amount cannot be determined at this stage and that it has been assessed for the purpose of court fees only at NIS 10 million (approximately $2.72 million), against all defendants collectively and separately.

On July 17, 2005, a statement of defense was filed against plaintiffs and a third party notice was filed against the providers of the telecommunications systems allegedly infringing on the patent (the “Third Party Defendants”), seeking indemnification and compensation for any liability that may be imposed in the context of the 2005 Claim (the “Third Party Proceedings”).

The plaintiffs have also initiated similar proceedings against other telecommunications companies in other countries, including the United Kingdom and the United States. Some telecommunications companies, including one of the initial defendants named in this 2005 Claim have settled with the plaintiffs and obtained a license, whereas other telecommunications companies have refused to settle. For example, the corresponding English patent was declared invalid following a legal action and appeals.

The 2005 Claim and the Third Party Proceedings are currently at the Preliminary Proceedings stage (e.g. discovery requests and interrogatories were exchanged between parties), and the court ordered the parties to complete all preliminary proceedings by no later than May 1, 2011.

On December 2010, the two other remaining dependents in the 2005 Claim have reached a settlement agreement with the plaintiffs, resolving all disputes in connection with the 2005 Claim.

The Company included an adequate provision in its financial statements

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued)

A.	Lawsuits and litigations: (continued)

2
During 2008, several claims and motions to certify the claims as class actions were filed with various District Courts in Israel against several international telephony companies including the Company. The plaintiffs allege that with respect to prepaid calling card services the defendants mislead the consumers in certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards.

On September 25, 2008 the Court decided to hear all the aforementioned suits and four other claims in which the Company is not a party, but involve similar issues as the present claim, in the same proceeding.

On December 9, 2008 the Court approved a motion to amend the actions and requests of all the unified claims. On January 1, 2009 the unified and amended suit and request were filed in place of the original suits and requests (in this section: "the Amended Suit" and "the Amended Request").

Prior to certification of the Suit as a class action in the event of certification of the Suit as a class action the total amount claimed against 012 was NIS 226.4 million (approximately $61.77 million). According to the amended statement of claim filed by the Plaintiffs on January 20, 2011, the total amount of damages claimed by Plaintiffs from all the Defendants is estimated to be 641,520,000 NIS.

Plaintiffs claim additional damages, which are not estimated, with respect to unsuccessful attempts to make calls utilizing the cards. Plaintiffs claim that the Company is responsible for 20% of the damages according to the Company's market share.

On November 3, 2010, the court granted the plaintiff's request and certified the suit as a class action against all of the defendants. The legal question at issue in the class action is whether the plaintiffs were misled by the representations made by the defendants. On December 13, 2010 the Company filed a Motion with the Supreme Court for leave to appeal from the District Court's decision granting class action certification. On December 26, 2010 the Company filed a Motion for stay of proceedings in the District Court until a decision is given by the Supreme Court regarding the Company's motion for leave to appeal. On February 3, 2011 the Motion for stay was declined by the District Court. On February 8, 2011 the Company filed a Motion for stay of proceedings with Supreme Court. On March 7, 2011 the Supreme Court approved the Company's motion for stay. The Company included an adequate provision in its financial statements

3
On November 20, 2008, a claim and a motion to certify the claim as a class action were filed against the company to the Tel Aviv District Court in Israel. The claim alleges that the company unlawfully raised the monthly tariffs for its internet services.

If the claim is recognized as a class action, the total amount claimed from the Company is estimated by plaintiff to be Approximately NIS 81.5 million. The claim is still in its preliminary stage of the motion to be certified as a class action. A pre-trail hearing is scheduled for June 28, 2011.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued)

A.	Lawsuits and litigations: (continued)

4
On November 4, 2009, a claim and a motion to certify the claim as a class action were filed against the company to the Central District Court in Israel. The claim alleges that the Company has violated the Israeli "anti spam" law by sending advertising materials to its customers. The amount of the plaintiff's personal claim is set at NIS 10,000 (approximately $2,700). The estimated amount of the entire claim is yet to be known. On November 29, 2009, the court granted a temporary order preventing the Company from deleting or changing data relating to specific messages which the plaintiff claims he sent to the Company. The claim is still in its preliminary stage of the motion to be certified as a class action. On March 15, 2011 the Court instructed the Plaintiff to inform the Court within 30 days whether he intends to voluntarily dismiss the suit and request.

5
On July 2010, a claim and a motion to certify the claim as a class action were filed against the Company Smile to the Central District Court in Israel. The claim alleges that the company Smile's advertisements regarding certain tariffs did not include complete information as to possible additional tariffs charged of third parties. The amount of the personal claim is set by the plaintiff at NIS 397. As the plaintiff has not yet determined the size of the group, the estimated amount of the entire claim is not yet known. The claim is still in its preliminary stage of the motion to be certified as a class action. On March 6, 2011, the Plaintiff submitted a motion to amend the request. The Company has replied to the motion to amend the request.

6
In November 19, 2009, a claim and a motion to certify the claim as a class action were filed against the Company with the Tel Aviv District Court in Israel. The motion alleges that the Company unlawfully charges its customers who do not pay their debts on time with collection expenses. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by plaintiff to be approximately NIS 21.75 million (approximately $5.93 million). The Company replied to the motion on June 14, 2010. The claim is still in its preliminary stage of the motion to be certified as a class action. A motion to approve a compromise agreement was submitted to the court on January 31, 2011. The motion is scheduled for additional hearing on May 16, 2011. The Company included an adequate provision in its financial

7
In December 17, 2009, a claim and a motion to certify the claim as a class action were filed against the Company with the Central District Court in Israel. The motion alleges that the Company unlawfully intervenes with web traffic, especially as it relates to Peer to Peer websites. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 40 million (approximately $10.91 million). The Company has replied to the motion. On November 15, 2010, the plaintiff filled a notice and informed of his intention to voluntary remove the suit and request. On April 6, 2011, a motion to withdraw the claim was submitted to the court. On April 7, 2011, the Court dismissed the request.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued)

A.	Lawsuits and litigations: (continued)

8
In January 19, 2010, a claim and a motion to certify the claim as a class action were filed against the Company, the Company's subsidiary 012 Telecom Ltd. and others with the Central District Court in Israel. The motion alleges that the Company and its subsidiary unlawfully charge its customers when placing calls to their support center. If the claim is recognized as a class action, the total amount claimed from the Company and its subsidiary is estimated by the plaintiff to be approximately NIS 48.6 million (approximately $12.9 million). The Company and its subsidiary, replied to the motion on October 17, 2010, and the Plaintiff submitted their response to the companies response on April 4, 2011. The claim is still in its preliminary stage of the motion to be certified as a class action. The court scheduled a pre-hearing on April 17, 2011.

9
In May 2010, a claim and a motion to certify the claim as a class action were filed against the company with the Tel Aviv District Court in Israel. The motion alleges that the company unlawfully charges its customers with higher tariffs than the tariffs agreed. If the claim is recognized as a class action, the total amount claimed from the company smile is estimated by the plaintiff to be approximately NIS 3.0 million (approximately $0.81 million). A motion to withdrawal the claim was submitted to the court on February 16, 2011. On 27/3/2011 the court approved the motion and dismissed the Request and the plaintiff's personal claim.

10
In June 17, 2010, a claim and a motion to certify the claim as a class action were filed against the Company with the Tel-Aviv District Court in Israel. The plaintiff alleges that the Company pays rebates without adding interest or linkage to the Israeli Consumer Price Index. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 11.17 million (approximately $3 million).  The claim is still in its preliminary stage of the motion to be certified as a class action.

11
In September 21, 2010, a claim and a motion to certify the claim as a class action were filed against the Company with the Tel-Aviv District Court in Israel. The plaintiff alleges that the Company's contracts with its clients regarding certain services did not include certain information. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 39 million (approximately $10.7 million).  The claim is still in its preliminary stage of the motion to be certified as a class action.

12
In February 17, 2011, a claim and a motion to certify the claim as a class action were filed against the Company with the Tel-Aviv District Court in Israel. The plaintiff alleges that the Company unlawfully charged its costumers for fraudulent international calls. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 6.3 million (approximately $1.68 million). The claim is still in its preliminary stage of the motion to be certified as a class action.

13	In addition to all the above mentioned claims, the company is a party to various claims arising in the ordinary course of its operations.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (cont'd)

B.	Contingent Liabilities:

1.
During 2002, the Israeli Ministry of Communications (the "Ministry of Communications) requested from B-Com payment of royalties on its income from telephone calling cards for the years 1997 – 2000 in the amount of approximately NIS 4.5 million. The Company rejected the request. During 2006, the Ministry of Communications forwarded to the Company a request for payment of the royalties, as stated, in the amount of approximately NIS 7.5 million (including interest and linkage increments) as of the date of the request. In November 2006, the Company forwarded to the Ministry of Communications a legal opinion (the "Opinion") rejecting the request and arguing that the Company is entitled to the repayment of excess royalties paid in the same year. On April 17, 2008, the Company sent a letter to the Ministry of Communications demanding that it state its position regarding the findings included in the Opinion. On April 27, 2008 the Ministry of Communications responded to the letter and informed the Company that its demand regarding the alleged debt remains.

In its response the Ministry of Communications stated that it has conducted several discussions on the subject and it will inform the Company as to its position shortly. Representatives of the Ministry of Communications and the Company met during July 2008 in order to discuss this dispute. Following this meeting the representatives of the Company were asked to draft suggestions for the settlement of this dispute and these were sent to the Ministry of Communications in September 2008. Since then, the Ministry of Communications has not responded to the Company’s suggestions. The Company provided a provision for this request in its consolidated financial statements. According to management’s estimation, the provision is sufficient to cover any losses that may arise from the request.

C.	Commitments

1.	Royalties commitment

According to the international and the domestic communication licenses terms (see also note 1c.), the Company is obligated to pay royalties to the State of Israel at the rate of 1% of the royalty-bearing income.

The royalty expenses for the year 2010 were approximately NIS 1.9 million, and are included in cost of revenues expenses.

The Company provided the State of Israel with an unconditional bank guarantee of NIS 22.6 million to ensure compliance with the provisions of the licenses. The guarantee will be in effect for a period ending two years after the end of the licenses period, or until the date on which the Company fulfills all of its obligations under the licenses.

2.	Rights of Use (ROU)

a.
The Company has signed long-term agreement with a service provider, to purchase indefeasible Rights of Use (ROU) for international fiber optic lines until the year 2017, with an option to extend the agreements for two additional five year period each. The Company is obligated to pay ROU charges for each new international line ordered in respect of each circuit in 36 monthly payments commencing with the utilization of each cable.

As of the balance sheet date, the Company has a commitment to purchase additional ROUs in the framework of the above agreements in the total amount of approximately NIS 97 million during 2011-2016. Commitment in respect of active ROU As of December 31, 2010 amounted to NIS 101 million.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (cont'd)

C.	Commitments (continued)

2.	Rights of Use (ROU)

The anticipated annual payments for ROU as of December 31, 2010 are:

NIS
In thousands
2011	31,231
2012	34,070
2013	36,910
2014	39,749
2015 and thereafter	56,531
198,491

In addition, under the terms of the ROU agreements the Company is committed to pay annual maintenance fees during the usage period. The expected maintenance fees for the years 2011-2017 are approximately NIS 177 million. All payments under the ROU agreements are linked to the US dollar.

3.	Lease agreements

The Company has entered into various non cancellable operating lease agreements for premises. The Company provided a bank guarantee of NIS 2.2 million in respect of certain lease agreements.

The anticipated annual lease payments under non-cancelable operating leases for motor vehicles and premises, as of December 31, 2010 are as follows:

NIS
In thousands
2011	15,175
2012	9,918
2013	4,826
2014	2,295
2015 and thereafter	13,412
45,626

4.	Other commitments

a.	As at December 31, 2010, the Company has commitments of NIS 20.3 primarily covering purchases and maintenance of network equipment.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (cont'd)

D.	Liens and guarantees

Bank guarantees provided in respect of licenses (see C above) and lease of office facilities. In addition, the Company provided bank guarantees to other parties in the aggregate amount of NIS 4 million as of December 31, 2010.

NOTE 18 – EXPENSES

a.	Cost of revenues

NIS
Year*
ended
December 31
2010
In thousands
Payments to transmission and communication providers	433,660
Payments to ISP services provider	111,877
Wages and employee benefits expenses	47,704
Depreciation and amortization	66,389
Amortization of rights of use	29,395
Changes in deferred expenses - Adaptors	4,258
Network and cable maintenance	72,464
Cost of revenues – equipment	20,742
Other	19,780
Total Cost of revenues	806,269

* The Company commenced its operations on January 31, 2010.

b.	Selling and marketing expenses

NIS
Year*
ended
December 31
2010
In thousands
Wages and employee benefits expenses	70,974
Advertising and marketing	16,453
Depreciation and amortization	74,150
Other	12,672
Total selling and marketing expenses	174,249

* The Company commenced its operations on January 31, 2010.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 18 – EXPENSES (continued)

c.	General and administrative expenses

NIS
Year*
ended
December 31
2010
In thousands
Bad debts and allowance for doubtful accounts	5,573
Wages and employee benefits expenses	26,677
Management fee to MAE	15,146
Professional fees	7,928
Credit card and other commissions	7,072
Rent	6,221
Depreciation	3,971
Other	3,604
Total general and administrative expenses	76,192

*   The Company commenced its operations on January 31, 2010.

d.	Employee benefit expense

NIS
Year*
ended
December 31
2010
In thousands

Wages and salaries including social benefits, social security costs and pension costs, defined contribution plans and defined benefit plans	145,355

*   The Company commenced its operations on January 31, 2010.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 19 – FINANCE COSTS, NET

NIS
Year*
ended
December 31
2010
In thousands
Interest income in respect of employee benefit assets	159
Interest income	5,191
Finance income	5,350

Interest expenses	71,195
Linkage expenses to CPI	24,518
Net foreign exchange rate losses	6,535
Other finance costs	1,436
Finance expense	103,684
98,334

*   The Company commenced its operations on January 31, 2010.

NOTE 20 – INCOME TAX EXPENSES

a.	Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its Israeli subsidiary is taxed at the regular rate.

On July 23, 2009, The Law of Economic Efficiency (legislation amendments for implementation of the economic plan for the years 2009 and 2010) was enacted. One of the provisions of this law is that the corporate tax rate is to be gradually reduced as follows: 2010- 25%, 2011- 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 – 20%, and for 2016 and thereafter – 18%.

b.	Losses carried forward to future years

At December 31, 2010, a subsidiary of the Company had carry forward tax losses of approximately NIS 31.6 million. The carry forward tax losses can be utilized indefinitely. The Company did not recognize deferred tax assets in respect thereof.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 20 - INCOME TAX EXPENSES (continued)

c.	Deferred income taxes

Balances of deferred tax asset (liability) are attributable to the following items:

Balance of deferred tax asset (liability) in respect of:

				Benefit
			Benefit	expense on
	As at	Acquired in	expense on	other	As at
	January	A Business	the income	comprehensive	December 31,
	31, 2010	Combination	statement	income	2010
	NIS In thousands
Allowance for doubtful accounts	-	-	142	-	142
Liability for vacation and recreation pay	-	1,586	15	-	1,601
Employee benefit assets, net	-	(510)	(134)	404	(240)
Depreciable fixed assets	-	-	(2,099)	-	(2,099)
Intangible assets	-	-	3,117	-	3,117
Carry forward tax losses	-	-	9,383	-	9,383
Provisions	-	1,115	(444)	-	671
Fee in respect of bank loans	-	-	(2,225)	-	(2,225)
Total	-	2,191	7,755	404	10,350

NIS
December 31
2010
In thousands
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	12,500
Deferred tax assets to be recovered within 12 months	2,414
14,914
Deferred tax liabilities

Deferred tax liabilities to be recovered after more than 12 months	4,564
Deferred tax liabilities to be recovered within 12 months	-
4,564
Deferred tax assets, net	10,350

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 20 - INCOME TAX EXPENSES (continued)

c.	Deferred income taxes (continued)

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

NIS
Year*
ended
December 31
2010
In thousands
Loss before taxes on loss, as reported in the loss statements	(42,039)
Theoretical tax income (Benefit)	(10,510)
Increase in tax resulting from disallowable deductions
For the current year	600
Decrease in tax resulting from deferred taxes calculated based on different tax rates	1,232
Current year tax losses for which deferred tax were not created	923
Income tax benefit	(7,755)

* The Company was established in November 2009, and commenced its operations on January 31, 2010.

d.	Benefit included in the income statements:

1)	As follows:

NIS
Year*
ended
December 31
2010
In thousands
For the reported year:
Deferred tax income	7,755
7,755

* The Company was established in November 2009, and commenced its operations on January 31, 2010.

e.	Tax assessments:

All income before taxes and income tax expenses for the reporting periods are local in Israel.

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 21 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Transactions with MAE:

NIS
Year*
ended
December 31
2010
In thousands

Management fees	15,146
Interest expenses	37,438
Linkage expenses	9,125

* The Company was established in November 2009, and commenced its operations on January 31, 2010.

b.	Statement of financial position items with MAE:
NIS
Year*
ended
December 31
2010
In thousands
Current liabilities:
Accrued interest	37,438

Non-current liabilities:
Shareholders loan	409,125

c.	Key management compensation

Key management personnel are the senior management of the company.

Key management personnel compensation comprised:
NIS
Year*
ended
December 31
2010
In thousands

Salaries and short term employee benefits	8,803
Long term employment benefits	721
9,524

012 SMILE TELECOM LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)

NOTE 22 - SUBSEQUENT EVENT

1.
On March 3, 2011, following the receipt of all required third parties' approvals, MAE and Partner Communications Company Ltd (“Partner”) (NASDAQ and TASE: PTNR), a leading Israeli communications operator, consummated the closing of the share purchase agreement (“the “Agreement”) dated October 13, 2010.

According to the Agreement, Partner acquired all of the issued and outstanding shares of the Company and a shareholder's loan to the Company, in a total amount of NIS 650 million (the "Acquisition"). As part of the Acquisition, Partner also guaranteed for the bank loans and other bank guarantees, which were provided to the Company, in a total amount of approximately NIS 800 million.

The acquisition was approved by all required third parties, including the Israeli Ministry of Communications which required structural separation among Partner and 012 for a period of time depended on certain elements.

According to the agreement the shareholders loan from MAE was assigned to Partner.

According to the Agreement, the Company assigned to MAE the right to receive payments due from B-Com in an amount of approximately NIS 37 million, see also Note 7.

2.
On April 10, 2011 the company has prepaid both loan A and loan B (see Note 14.A). In order to prepay the loans the company signed a loan agreement with a commercial bank in a sum of NIS 500 million. The loan is linked, principal and interest, to the Israeli CPI. The principal amount is payable in 4 installments starting December 31, 2012 until a final payment on December 31, 2019. The loan bears interest at an annual rate of 3.42%. The interest is payable on a quarterly basis starting 30/06/2011.